SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

IRIDIUM COMMUNICATIONS INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Common Stock at an exercise price of $11.50 per share

(Title of Class of Securities)

46269C102

(CUSIP Number of Common Stock Underlying Warrants)

Matthew J. Desch

Director and Chief Executive Officer

Iridium Communications Inc.

1750 Tysons Boulevard, Suite 1400

McLean, Virginia 22102

(703) 287-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Brent B. Siler

Christina L. Novak

Cooley LLP

11951 Freedom Drive

Suite 1500

Reston, Virginia 20190

(703) 456-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$11,223,781	$1,303.08

*	Estimated for purposes of calculating the amount of the filing fee only. Iridium Communications Inc. (the “Company”) is offering holders of 6,200,984 of the Company’s $11.50 warrants (the “Warrants”) the opportunity to exchange such Warrants for shares of the Company’s common stock, par value $0.001 per share (the “Shares”) by tendering one Warrant in exchange for 0.22 Shares. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $116.10 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of the Warrants as reported on the NASDAQ Global Select Market on May 11, 2011, which was $1.81.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Iridium Communications Inc., a Delaware corporation (“Iridium” or the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants exercisable for shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at an exercise price of $11.50 per share (the “Warrants”), to receive 0.22 Shares in exchange for every Warrant tendered by the holders thereof (approximately one Share for every 4.55 Warrants tendered). The ratio was selected by the Company to provide the holders of the Warrants with an incentive to exchange the Warrants. The offer is subject to the terms and conditions set forth in the Offer Letter, dated May 17, 2011 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company and the filing person is Iridium Communications Inc., a Delaware corporation. The address of the Company’s principal executive offices is 1750 Tysons Boulevard, Suite 1400, McLean, Virginia 22102. The Company’s telephone number is (703) 287-7400.

(b) Securities. The subject class of securities consists of Iridium’s outstanding Warrants. There are 6,200,984 Warrants outstanding. The Warrants are exercisable for an aggregate of 6,200,984 Shares. The actual number of Shares that will be issued will depend on the number of Warrants tendered and accepted for exchange and cancelled. If all outstanding Warrants are tendered, an aggregate of 1,364,216 Shares will be issued in connection with the Offer.

(c) Trading Market and Price. The information set forth in the Offer Letter under “The Offer, Section 6. Price Range of Shares and Warrants” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is c/o Iridium Communications Inc., 1750 Tysons Boulevard, Suite 1400, McLean, Virginia 22102 and the telephone number for each such person is (703) 287-7400.

Name	Position
Matthew J. Desch	Chief Executive Officer and Director
Robert H. Niehaus	Chairman of the Board
J. Darrel Barros	Director
Scott L. Bok	Director
Thomas C. Canfield	Director

Name	Position
Brig. Gen. Peter M. Dawkins (ret.)	Director
Terry L. Jones	Director
Alvin B. Krongard	Director
Steven B. Pfeiffer	Director
Parker W. Rush	Director
Thomas J. Fitzpatrick	Chief Financial Officer and Treasurer
Thomas D. Hickey	Chief Legal Officer and Secretary
Lt. Gen. John H. Campbell (ret.)	Executive Vice President—Government Programs, Iridium Satellite LLC
Cynthia C. Cann	Vice President and Controller, Iridium Satellite LLC
Gregory C. Ewert	Executive Vice President—Global Distribution Channels, Iridium Satellite LLC
John M. Roddy	Executive Vice President—Ground Operations and Product Development, Iridium Satellite LLC
S. Scott Smith	Executive Vice President—Satellite Development and Operations
Donald L. Thoma	Executive Vice President—Marketing, Iridium Satellite LLC

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer Letter under “The Offer, Sections 1 through 13” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b) Purchases. Other than Warrants held by Mr. Robert H. Niehaus and Mr. Scott L. Bok, to the Company’s knowledge, no officer or director of the Company holds Warrants. One of the Company’s principal stockholders, Greenhill & Co., Inc. (“Greenhill”), which is affiliated with Mr. Bok, also holds Warrants. See Item 8(a) herein for more information. The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Officers and the Company” is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer Letter under “The Offer, Section 5.C. Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The securities will be retired and cancelled.

(c) Plans. No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(8) and (10). The exchange of each Warrant pursuant to the Offer will result in the acquisition by the exchanging holder of 0.22 shares of the Company’s common stock.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Sources of Funds. No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer, including cash paid in lieu of fractional Shares for Warrants tendered in the Offer.

(b) Conditions. Not applicable.

(d) Borrowed funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities ownership. The information set forth in the Offer Letter under “The Offer, Section 5.D. Interests of Directors and Officers and the Company” is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offer Letter under “The Offer, Section 5.D. Interests of Directors and Officers and the Company” is incorporated herein by reference. To the Company’s knowledge after reasonable inquiry none of its officers or directors engaged in any transactions in the Warrants required to be disclosed in this Item 8(b).

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The Company has retained American Stock Transfer & Trust Company, LLC (“AST”) to act as the Depositary and Phoenix Advisory Partners (“Phoenix”) to act as the Information Agent. The Company may contact holders of Warrants over the Internet, by mail, telephone, fax, email or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee holders to forward material relating to the Offer to beneficial owners. Each of AST and Phoenix will receive reasonable and customary compensation for its services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10.	Financial Statements.

(a) Financial Information. Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission (the “SEC”) on March 7, 2011 (the “Form 10-K”), and (ii) the Company’s financial results for the first quarter ended March 31, 2011, that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2011 (the “Form 10-Q”). The Form 10-K and the Form 10-Q are available for review on the SEC’s website at www.sec.gov and on the Company’s website at www.iridium.com. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

The information set forth in the Offer Letter and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer Letter dated May 17, 2011.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 7, 2011, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2011, incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(2)	Specimen Warrant Certificate for $11.50 Warrants, incorporated herein by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2009.

(d)(3)	Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(4)	Amendment No. 1 to Registration Rights Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2011.

(d)(5)	Form of Pledge Agreement, incorporated by reference to Annex C of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(6)	Warrant Agreement for $11.50 Warrants between the Company and American Stock Transfer & Trust Company, LLC, incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2009.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IRIDIUM COMMUNICATIONS INC.

By:	/s/ THOMAS J. FITZPATRICK
Name:	Thomas J. Fitzpatrick
Title:	Chief Financial Officer

Date: May 17, 2011

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer Letter dated May 17, 2011.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)	The Company’s Annual Report on Form 10-K filed with the SEC on March 7, 2011, incorporated herein by reference.

(a)(5)(B)	The Company’s Quarterly Report on Form 10-Q filed with the SEC on May 10, 2011, incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Specimen Common Stock Certificate, incorporated herein by reference to Exhibit 4.2 of the Company’s Registration Statement on Form S-1 (Registration No. 333-147722) filed with the SEC on February 4, 2008.

(d)(2)	Specimen Warrant Certificate for $11.50 Warrants, incorporated herein by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2009.

(d)(3)	Form of Registration Rights Agreement, incorporated by reference to Annex D of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(4)	Amendment No. 1 to Registration Rights Agreement, incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 30, 2011.

(d)(5)	Form of Pledge Agreement, incorporated by reference to Annex C of the Company’s Proxy Statement filed with the SEC on August 28, 2009.

(d)(6)	Warrant Agreement for $11.50 Warrants between the Company and American Stock Transfer & Trust Company, LLC, incorporated by reference to Exhibit 4.5 of the Company’s Current Report on Form 8-K filed with the SEC on September 29, 2009.

(g)	Not applicable.

(h)	Not applicable.